                                                     1940 Act File No. 811-08103

                       Securities and Exchange Commission
                            Washington, D.C. 20549

                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.  Exact name of Trust:  Nuveen Unit Trusts, Series 31

B.  Name of Depositor:    John Nuveen & Co. Incorporated

C.  Complete address of Depositor's principal executive offices:

                              333 West Wacker Drive
                              Chicago, Illinois  60606

D.  Name and complete address of agents for service:

                              John Nuveen & Co. Incorporated
                              Attention:  Alan G. Berkshire
                              333 West Wacker Drive
                              Chicago, Illinois  60606

                              Chapman and Cutler
                              Attention:  Eric F. Fess
                              111 West Monroe Street
                              Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

----
:  :  immediately upon filing pursuant to paragraph (b)
----
:  :  on (date) pursuant to paragraph (b)
----
:  :  60 days after filing pursuant to paragraph (a)
----
:  :  on (date) pursuant to paragraph (a) of rule 485 or 486
----
----
: : This post-effective amendment designates a new effective date for a ---- previously filed post-effective amendment.

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

----
: : Check box if it is proposed that this filing will become effective on ---- (date) at (time) pursuant to Rule 487.

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

                          Preliminary Prospectus

                          Dated January 22, 1999

                           Subject to Completion
                               Defined Portfolios

Nuveen Unit Trusts, Series 31

Nuveen Communications/Bandwidth Sector Portfolio, February 1999

Nuveen Internet Sector Portfolio, February 1999

  Prospectus Part A dated January   , 1999

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Overview


Nuveen Unit Trusts, Series 31 includes the separate unit investment trusts listed above (the "Trusts"). Each Trust seeks the potential for capital appreciation by investing primarily in the common stocks of companies in the respective industry sector represented in each Trust. The Trusts may also invest in American Depositary Receipts ("ADRs"). ADRs are denominated in U.S. dollars and are typically issued by a U.S. bank or trust company. An ADR evidences ownership of an underlying foreign security. The common stocks and ADRs are collectively referred to as the "Securities". The Trusts are scheduled to terminate in approximately five years.

This Part A Prospectus may not be distributed unless accompanied by the Nuveen Sector Unit Trust Prospectus--Part B which is dated January , 1999. Part B of this Prospectus is attached.


Units of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the FDIC or any other Federal agency and involve investment risk, including the possible loss of principal.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.


 Contents
 1Overview                   13Dealer Concessions
 2Trust Summary and          13General Information
 4Financial Highlights
                             13Optional Features
  Nuveen                     14Secondary Market for Units
  Communications/Bandwidth   14Portfolio Selection
  Sector Portfolio,          14Termination
 9February 1999
                             14The Sponsor
  Nuveen Internet Sector     15Notes to Portfolios
  Portfolio, February        16Statements of Condition
  1999
 12
  Risk Factors               17Report of Independent Public Accountants
 12
  Distributions
 12
  Income and Capital
  Distributions
 12
  Investing in the Trusts
 12
  Sales Charges


 For the Table of Contents of Part B, see Part B of the
 Prospectus.


                                      --
                                       1
SCT-02-99-P

Nuveen Unit Trusts, Series 31

Trust Summaries and Financial Highlights at the opening of business on January
  , 1999

Nuveen Sector Portfolios

                             Essential Information

General Information

Initial Date of Deposit.................................        January   , 1999
Initial Offering Date...................................                  , 1999
Mandatory Termination Date..............................                  , 2004
Record Dates............................................ June 15 and December 15
Distribution Dates...................................... June 30 and December 31

--------------------------------------------------------------------------------

                                                                      Internet
                                             Communications/Bandwidth  Sector
                                                 Sector Portfolio     Portfolio
                                             ------------------------ ---------
Trust Information
CUSIP Numbers: dividends in cash............
dividends reinvest..........................
Initial Number of Units(1)..................
Aggregate Value of Securities...............         $                  $
Estimated Annual Income Distribution per
 Unit(2)....................................         $                $

-------------------------------------------------------------------------------
                                                                      Internet
                                             Communications/Bandwidth  Sector
                                                 Sector Portfolio     Portfolio
                                             ------------------------ ---------
Public Offering Price(3)(5)
Aggregate Value of Securities per Unit......         $   9.90           $  9.90
Plus Maximum Sales Charge of 4.50%
 (4.545% of the net amount invested)(4).....             0.45              0.45
Less deferred sales charge(4)...............             0.35              0.35
Public Offering Price per Unit..............         $  10.00           $ 10.00
Maximum Organizational and Offering Costs
 per Unit(5)................................         $  0.022           $ 0.022

                              Expense Information

                                                                      Internet
                                             Communications/Bandwidth  Sector
                                                 Sector Portfolio     Portfolio
                                             ------------------------ ---------
Sales Charges (Maximum Total 4.50%)(6)
Initial Sales Charge........................          1.00%             1.00%
Deferred Sales Charge.......................          3.50%             3.50%
Total Sales Charge..........................          4.50%             4.50%

-------------------------------------------------------------------------------
                                                                      Internet
                                             Communications/Bandwidth  Sector
                                                 Sector Portfolio     Portfolio
                                             ------------------------ ---------
Maximum Organizational and Offering Costs
 per Unit(5)................................          $0.022           $0.022

--------------------------------------------------------------------------------

                                                                       Internet
                                              Communications/Bandwidth  Sector
                                                  Sector Portfolio     Portfolio
                                              ------------------------ ---------
Estimated Annual Operating Expenses
per Unit
Trustee's Fee................................         $0.00950         $0.00950
Sponsor's Supervisory Fee(7).................         $0.00350         $0.00350
Bookkeeping and Administrative Fee(7)........         $0.00250         $0.00250
Evaluator's Fee(8)...........................         $0.00300         $0.00300
Miscellaneous Expenses.......................         $0.00550         $0.00550
Estimated Annual Expenses....................         $0.02400         $0.02400

--------------------------------------------------------------------------------
Estimated Costs Over Time
The following are the estimated cumulative costs on a $1,000 investment in each of the above Trusts, assuming (as mandated by the Securities and Exchange Com-mission) a 5% annual return, and reinvestment of all distributions:

                                                 One Year Three Years Five Years
                                                 -------- ----------- ----------
Nuveen Sector Portfolios........................  $49.62    $54.53      $59.93

The examples reflect both the estimated operating expenses and maximum sales charge on an increasing investment (had the net annual return been reinvested in a Trust). The examples should not be considered representations of future expenses or annual rates of return; the actual expenses and annual rates of re-turn may be more or less than those used in the examples.

                                      ---

--------------------------------------------------------------------------------
Notes to Essential Information and Expense Information:

(1) As of the close of business on           , 1999, the number of Units of a
    Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Thereupon, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Estimated Annual Income Distributions are based on the most recent ordinary dividend paid on that Security. Estimated Annual Income Distributions per Unit are based on the number of Units, the fractional undivided interest in the Securities per Unit and the aggregate value of the Securities per Unit as of the Initial Date of Deposit. Investors should note that the actual amount of income distributed per Unit by a Trust will vary from the estimated amount due to a variety of factors including, changes in the items described in the preceding sentence, expenses and actual dividends declared and paid by the issuers of the Securities.

(3) Each Security listed on a national securities exchange or The NASDAQ Stock Market is valued at the closing sale price, or if no such price exists or if the Security is not so listed, at the closing ask price thereof.

(4) The maximum sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge represents an amount equal to the difference between the Maximum Total Sales Charge for a Trust of 4.50% of the Public Offering Price and the maximum remaining deferred sales charge (initially $0.35 per Unit). Unitholders will also be assessed a deferred sales charge of $0.07 per Unit, payable on the last business day of each
    month, over the period commencing                 through
        . Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in a Trust. Deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. Any applicable uncollected deferred sales charge amounts remaining when a Unitholder sells or redeems their Units will be deducted from the sales or redemption proceeds. See "Investing in the Trust-Sales Charges," below and "Public Offering Price" in Part B of this Prospectus for additional information. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual Securities. No sales to investors will be executed at this price. Additional Securities may be deposited during the day of the Initial Date of Deposit. See "Public Offering Price" in Part B of this Prospectus.

(5) Unitholders will bear all or a portion of the costs incurred in organizing a Trust (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee, and any non-material out-of-pocket expenses but not the expenses incurred in the printing of preliminary and final prospectuses, nor the expenses incurred in the preparation and printing of brochures and other advertising materials or any other selling expenses), as is common for mutual funds. The maximum per Unit organizational and offering costs are included in the Public Offering Price per Unit. Actual organizational and offering costs will not exceed the maximum per Unit amount provided herein and will be deducted from the assets of the Trust at the end of the initial offering period (approximately six months). See "Public Offering Price" in Part B of this Prospectus and "Statement of Condition."

(6) The Maximum Initial Sales Charge (as a percentage of the Initial Public Offering Price) is the difference between the Maximum Total Sales Charge of 4.50% and the maximum remaining deferred sales charge (initially $0.35 per Unit) and would exceed 1% if the Public Offering Price exceeds $10.00 per Unit. The actual deferred sales charge is $0.07 per Unit per month, irrespective of the purchase or redemption price, deducted on such dates set forth in "Investing in the Trust." Except as noted in "Investing in the Trust" or "Redemption" in Part B of this Prospectus, if a Unitholder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Public Offering Price exceeds $10.00 per Unit, the deferred portion of the sales charge will be less than 3.50%; if the Public Offering Price is less than $10.00 per Unit, the deferred portion of the sales charge will be greater than 3.50%.

(7) The Sponsor's Supervisory Fee compensates the Sponsor and/or its affiliates for maintaining surveillance over the portfolio and for performing certain administrative services for the Trusts. In providing such supervisory services, the Sponsor may purchase research from a variety of sources, which may include dealers of the Trusts. The Bookkeeping and Administrative Fee reimburses the Sponsor and/or its affiliates for its costs of providing certain bookkeeping and administrative services for a Trust. Such services include but are not limited to, the preparation of comprehensive tax statements and providing account information to Unitholders.

(8) The Evaluator's Fee compensates the Trustee, The Chase Manhattan Bank (the "Evaluator") for providing evaluation services for the Trusts. See "Trust Operating Expenses" in Part B of this Prospectus.

                                      ---

Nuveen Communications/

Bandwidth Sector Portfolio,

February 1999

The Nuveen Communications/Bandwidth Sector Portfolio consists of Securities of communications bandwidth companies that the Sponsor believes are well-posi-tioned to take advantage of the world's increasing demand for communications equipment. The Trust is diversified across many communications industries in-cluding design, distribution, manufacturing and sales of communications equip-ment.

Investment Objective. The objective of the Trust is capital appreciation. The Trust will invest in a diversified portfolio of Securities of communications bandwidth companies. Of course, there is no assurance that the Trust will achieve its objective.

How the Trust Selects Investments. To construct the portfolio, Nuveen follows these steps:

 . selects Industry Groups from various indexes that comprise the sector;

 . determines weighting of each Industry Group within the portfolio;

 . assesses the relative attractiveness of stocks within each Industry Group;

 . checks stock for extraordinary corporate events that may prevent them from meeting the portfolio's quality standards; and

 . examines the next stock on the list in order of market capitalization, if a stock is excluded.

The Communications/Bandwidth Sector. The Sponsor believes that recent techno-logical innovations and other industry developments have combined to sustain demand and promote growth in the communications sector. Opportunities for com-munications companies have increased greatly in recent years. In early 1998, telecommunications services markets opened in 72 countries, representing 90% of worldwide industry revenues. The Sponsor believes that the expanded global market has the potential to boost the revenue prospects of many U.S. telecom-munications companies.

Increased demand in the wireless segment of the communications sector has also fostered growth in the industry. Current technological advances that allow a single device to provide numerous data and voice services have reduced equip-ment requirements and helped increase demand for wireless devices. In addi-tion, deregulation has helped to fuel innovation and reduce costs. The Sponsor believes that cheaper, more convenient wireless communications will better penetrate the consumer marketplace and increase demand for these services.


Although costlier than traditional means of providing data and voice services, telecommunications companies have increased their reliance upon satellites to provide such services. The use of satellites has increased the availability and convenience of telecommunications services. Leaders around the world have recognized the importance of this technology and have sought to help provide for greater access to satellite technology services. In 1997, for instance, 185 countries met to discuss policy for making such services available world-wide.

Recent increases in Internet traffic have been extraordinary and this growth is expected to continue into the 21st century. Currently, Telecommunications service providers are unable to meet the excessive demand for bandwidth re-sulting from increased Internet use. New technologies that increase bandwidth supply are currently being developed in order to boost the capacity of Internet providers and satisfy this growing demand.

SECURITIES SELECTED FOR THE TRUST

[SUBJECT TO CHANGE]

ADC Telecommunications, Inc. (ADCT)

ADC Telecommunications, Inc. designs, manufactures, and markets enterprise networking systems, transmission and connectivity products for use in fiber optic, twisted pair, coaxial and wireless broadband global networks. The company's products are used by telephone companies as well as other public and private voice, data and video network providers.

AirTouch Communications, Inc. (ATI)

AirTouch Communications, Inc. together with its subsidiaries, provides wire-less telecommunications and paging services. The company markets its cellular services in the United States, Europe, and Asia under the "AirTouch Cellular" name.

Alcatel S.A., ADR (ALA)

Alcatel S.A., headquartered in France is engaged in the design, development
and supply of telecommunications and multimedia equipment, sys     -

                                      ---
tems and services. Alcatel is also engaged in the cables, defense, energy and transportation fields.

Cisco Systems, Inc. (CSCO)

Cisco Systems, Inc. supplies data networking products to the corporate enter-prise and public wide area service provider markets. The company offers a va-riety of products including routers, LAN switches, frame relay/ATM, and remote access concentrators, which allow people to access or transfer information without regard to differences in time, place, or type of computer system.

Comverse Technology, Inc. (CMVT)

Comverse Technology, Inc. designs, develops, manufactures, markets and sup-ports computer and telecommunications systems and software for multimedia com-munications and information processing applications. The company's customers include fixed and wireless telephone network operators, government agencies, call centers, financial institutions, and other organizations.

ECI Telecommunications, Ltd. (ECILF)

ECI Telecommunications, Ltd., headquartered in Israel, designs, develops, manufactures and markets digital telecommunications and data transmission sys-tems for corporations. The company's systems provide capacity expansion, flex-ibility and management functions that better utilize existing and new telecom-munications, data and integrated networks.

Electric Lightwave, Inc. (ELIX)

Electric Lightwave, Inc. is a fully-integrated, facilities based competitive local exchange carrier that provides voice and data communications services to retail customers, primarily large- and medium-sized communications-intensive businesses, as well as wholesale customers. The company provides its services in five markets in the western United States.

Globalstar Telecommunications, Ltd. (GSTRF)

Globalstar Telecommunications, Ltd. builds and operates a worldwide low earth orbit satellite-based digital telecommunications system. Globalstar offers voice telephone and other digital telecommunications services such as data transmission, paging, facsimile and position location to areas underserved or not served by existing telecommunication services.

ICG Communications, Inc. (ICGX)

ICG Communications, Inc. provides competitive local access and competitive lo-cal exchange telecommunications services in the United States. The company also provides a wide range of network systems integration, maritime and inter-national satellite transmission services.

Iridium World Communications, Inc. (IRIDF)

Iridium World Communications, Inc. is a member of Iridium LLC. The company is developing and commercializing the first global, low orbit, satellite mobile wireless communications system. The system will allow subscribers to send and receive telephone calls from anywhere in the world.

Lucent Technologies, Inc. (LU)

Lucent Technologies, Inc. designs, develops and manufactures telecommunica-tions systems, software and products which are sold worldwide.

MCI WorldCom, Inc. (WCOM)

MCI WorldCom, Inc. provides facilities-based fully integrated telecommunica-tions services to business, government and consumer customers from a network of fiber optic cables, digital microwave, and satellite stations. The company also provides end-to-end high-capacity connectivity to more than 35,000 build-ings worldwide. MCI WorldCom operates in more than 65 countries in the Ameri-cas, Europe, and the Asia-Pacific regions.

NICE Systems, Ltd., ADR (NICEY)

NICE Systems, Ltd., headquartered in Israel, develops, designs, manufactures, markets and services a family of computer telephony integration products that record, log, archive, retrieve and manage voice and fax information. The com-pany also develops, designs, manufactures and markets communications intel-ligence systems that are used to detect, identify, locate, monitor and record transmissions.

Nokia Corporation, ADR (NOK/A)

Nokia Corporation, headquartered in Finland, is an international telecommuni-cations company. They develop and manufacture mobile phones, networks and sys-tems for cellular and fixed networks.

Northern Telecom, Ltd. (NT)

Northern Telecom, Ltd., headquartered in Canada, designs, develops, manufac-tures, markets, sells, finances, installs and services fully digital telecom-munications systems. The company also provides products and services to the telecommunications and cable television industries. Northern Telecom operates in North, Central and South America, the Caribbean, Europe, the Middle East, Asia, and the Pacific Rim.

Omnipoint Corporation (OMPT)

Omnipoint Corporation designs, develops, manufactures and markets wireless digital com-

                                      ---
munications products and services. The company currently provides advanced wireless communications services in New York, New Jersey, Connecticut, eastern Pennsylvania, Delaware, Massachusetts, New Hampshire, Rhode Island, and south-ern Florida.

QUALCOMM, Inc. (QCOM)

QUALCOMM, Inc. develops, manufactures, markets, and licenses and operates ad-vanced communications systems and products based on its proprietary digital wireless technologies. The company's primary products in-clude wireless, geostationary satellite-based mobile, and orbital satellite communications systems.

Qwest Communications International, Inc. (QWST)

Qwest Communications International, Inc. provides communications services to interexchange carriers, other communications entities and to businesses and consumers. The company also constructs and installs fiber optic communications systems for interexchange carriers and other communications entities, as well as for its own use. Qwest currently provides its services in 48 states.

SBC Communications, Inc. (SBC)

SBC Communications, Inc. is a holding company whose subsidiaries include Southwestern Bell, Pacific Bell and Cellular One. One of the largest local-service phone companies in the United States, SBC provides a variety of commu-nications services, including cable television, directory publishing, Internet access, and wireless telecommunications services and equipment.

SkyTel Communications, Inc. (SKYT)

SkyTel Communications, Inc. operates wireless messaging services in the United States. The company delivers one-way wireless messaging services by means of SkyTel's ground-based transmitter system, leased satellite facilities and pro-prietary messaging technology and software.

Sprint Corporation (FON)

Sprint Corporation is a holding company whose subsidiaries provide domestic and international long distance and local exchange telecommunications servic-es. The company operates a nationwide all-digital, high-speed, fiber optic network in the United States and provides advanced data communications servic-es.

Tellabs, Inc. (TLAB)

Tellabs, Inc. designs, manufactures, markets, and services voice, data, and video transport and network access systems. The company's products are used worldwide by public telephone companies, long-distance carriers, alternate service providers, cellular service providers, cable operators, government agencies, utilities, and business end-users.

US Cellular Corporation (USM)

US Cellular Corporation, a Chicago-based company, manages and invests in cel-lular systems throughout the United States. The Company currently manages op-erational systems serving 2.0 million customers in 143 markets, mostly in small cities, rural and suburban areas.

Vanguard Cellular Systems, Inc. (VCELA)

Vanguard Cellular Systems, Inc. operates cellular telephone systems. The com-pany serves subscribers located in five metro-clusters comprised of 29 markets in the Eastern United States, including the Mid-Atlantic and Ohio Valley Su-per-Systems and the Florida, Carolinas, and New England metro-clusters.

Western Wireless Corporation (WWCA)

Western Wireless Corporation provides wireless communications services in the western United States. The company offers cellular service marketed under the "Cellular One" name in 17 states, and provides personal communications serv-ices marketed under the "VoiceStream" name.

Investor Suitability. The Trust is a suitable investment for investors:

 . seeking a unit trust concentrated in the Securities of communications compa-nies; and

 . seeking the opportunity to take advantage of the growth potential of commu-nications companies.

The Trust is not a suitable investment if:

 . you are unwilling to assume the risks inherent in investing in a portfolio concentrated in the Securities of communications companies.

Concentration Risk. The Trust is considered to be concentrated in the securi-ties of communications companies. Such concentration may subject Unitholders to greater market risk than other investment vehicles that have more diversi-fied portfolios. In particular, companies involved in the communications in-dustry must contend with rapidly changing technology, competition, rapid obso-lescence of products and services, cyclical market patterns, evolving industry standards, deregulation and frequent new product introductions.

An unexpected change in one or more of the technologies affecting an issuer's products or in

                                      ---
the market for products based on a particular technology could have an adverse effect on an issuer's operating results. In addition, operation results and customer relationships could be adversely affected by an increase in price for, or an interruption or reduction in supply of, any key components and the failure of the issuer to comply with rigorous industry standards. See "Risk Factors" for an additional discussion of potential risks.

-------------------------------------------------------------------------------

                      Nuveen Unit Trusts, Series 31

     Nuveen Communications/Bandwidth Sector Portfolio, February 1999

 Preliminary Schedule of Investments at the Opening of Business on the Initial
                    Date of Deposit, January   , 1999

                            Subject to Change

                                                           Percentage of
                                                             Aggregate    Market      Cost of    Current
Number of                                           Ticker   Offering    Value per Securities to Dividend
 shares          Name of Issuer of Securities       Symbol     Price       Share       Trust      Yield
---------------------------------------------------------------------------------------------------------
           Telecom Equipment/Data Networking:
           ADC Telecommunications, Inc.
           Alcatel S.A. (ADR)
           Cisco Systems, Inc.
           Comverse Technology, Inc.
           ECI Telecommunications, Ltd. (4)
           Lucent Technologies, Inc.
           NICE Systems, Ltd. (ADR)
           Nokia Corporation (ADR)
           Northern Telecom, Ltd. (4)
           QUALCOMM, Inc.
           Tellabs, Inc.

           Telecommunication & Internet Services:
           Electric Lightwave, Inc.
           ICG Communications, Inc.
           MCI Worldcom, Inc.
           Qwest Communications International, Inc.
           SBC Communications, Inc.
           Sprint Corporation

           Wireless Services/Satellites:
           AirTouch Communications, Inc.
           Globalstar Telecommunications, Ltd.
           Iridium World Communications, Inc.
           Omnipoint Corporation
           Skytel Communications, Inc.
           US Cellular Corporation
           Vangaurd Cellular Systems, Inc.
           Western Wireless Corporation

---------
See "Notes to Portfolios."

                                      ---

Nuveen Internet Sector Portfolio, February 1999

The Nuveen Internet Sector Portfolio consists of Securities of Internet compa-nies that the Sponsor believes are well-positioned to take advantage of the world's increasing demand for Internet products and services. The Trust is di-versified across many Internet products and services industries including browser software, hardware, networking equipment, service provider and network security.

Investment Objective. The objective of the Trust is capital appreciation. The Trust will invest in a diversified portfolio of Securities of Internet compa-nies. Of course, there is no assurance that the Trust will achieve its objec-tive.

How the Trust Selects Investments. To construct the portfolio, Nuveen follows these steps:

 . selects Industry Groups from various indexes that comprise the sector;

 . determines weighting of each Industry Group within the portfolio;

 . assesses the relative attractiveness of stocks within each Industry Group;

 . checks stocks for extraordinary corporate events that may prevent them from meeting the portfolio's quality standards; and

 . examines the next stock on the list in order of market capitalization, if a stock is excluded.

The Internet Sector. The Internet is one of the most rapidly expanding commer-cial phenomena ever witnessed. The Sponsor believes that recent industry trends have stimulated both growth and demand. The number of users of the Internet has grown exponentially. Recent rapid growth in the personal computer industry has increased Internet growth potential through an expanded universe of users as personal computers are the most prevalent gateway to the Internet. Despite the increased popularity of the Internet, only 18% of U.S. households and 132 countries worldwide were accessing the Internet at the end of 1997. The Sponsor believes that this low rate of penetration indicates great poten-tial for Internet growth.

SECURITIES SELECTED FOR THE TRUST


[SUBJECT TO CHANGE]

Alcatel S.A., ADR (ALA)

Alcatel S.A., headquartered in France, is engaged in the design, development and supply of telecommunications and multimedia equipment, systems and services. Alcatel is also engaged in the cables, defense, energy and transpor-tation fields.

America Online, Inc. (AOL)

America Online, Inc. provides interactive communications and services. The company's web sites offer features such as personalized news service, elec-tronic mail, conferencing, software, computing support, interactive magazines and newspapers, online classes, and easy access to services of the Internet.

Apple Computer, Inc. (AAPL)

Apple Computer, Inc. designs, develops, produces, markets and services micro-processor-based personal computers, and related personal computing and commu-nicating solutions.

Ascend Communications, Inc. (ASND)

Ascend Communications, Inc. develops, manufactures and sells wide area networking solutions for telecommunications carriers, internet service provid-ers and corporate customers worldwide. Ascend's products support existing dig-ital and analog networks.

At Home Corporation (ATHM)

At Home Corporation provides Internet services over the cable television in-frastructure and leased digital telecommunication lines to consumers and busi-nesses. The company's service allows residential subscribers to connect their personal computers via cable modems to a high speed network.

Cisco Systems, Inc. (CSCO)

Cisco Systems, Inc. supplies data networking products to the corporate enter-prise and public wide area service provider markets. The company offers a va-riety of products including routers, LAN switches, frame relay/ATM, and remote access concentrators, which allow people to access or transfer information without regard to differences in time, place, or type of computer system.

CNET, Inc. (CNWK)

CNET, Inc. provides original Internet content and television programming re-lated to computers, the Internet, and digital technologies. They also operate Snap!, a free online service that offers directory and searching capabilities.

                                      ---

Compaq Computer Corporation (CPQ)

Compaq Computer Corporation designs, develops, manufactures and markets a range of computing products, including desktop and portable computers and tower PC servers. The company markets their products primarily to business, home, government, and education customers.

Dell Computer Corporation (DELL)

Dell Computer Corporation designs, develops, manufactures, markets, services and supports a variety of computer systems, including desktops, notebooks and network servers. They also customize products and services to end users.

EarthLink Network, Inc. (ELNK)

EarthLink Network, Inc. is an Internet service provider, which supplies ac-cess, information, assistance, and services to its customers, introducing them to the Internet.

Excite, Inc. (XCIT)

Excite, Inc. is a global media company offering consumers and advertisers com-prehensive Internet navigation services with extensive personalization capa-bilities. The company's services include the Excite and WebCrawler brands.

Hewlett-Packard Company (HWP)

Hewlett-Packard Company designs, manufactures and services products and sys-tems for measurement, computation and communications. They also offer systems integration, outsourcing, consulting and other services.

Infoseek Corporation (SEEK)

Infoseek Corporation develops branded, comprehensive web-based navigational services that help users access and personalize the resources of the Internet. Infoseek's primary service, Infoseek Guide, integrates the capabilities of a search engine and a directory.

Lucent Technologies, Inc. (LU)

Lucent Technologies, Inc. designs, develops and manufactures telecommunica-tions systems, software and products which are sold worldwide.

MCI WorldCom, Inc. (WCOM)

MCI WorldCom, Inc. provides facilities-based fully integrated telecommunica-tions services to business, government and consumer customers from a network of fiber optic cables, digital microwave, and satellite stations. The company also provides end-to-end high-capacity connectivity to more than 35,000 build-ings worldwide. MCI WorldCom operates in more than 65 countries including the Americas, Europe, and the Asia-Pacific regions.

Microsoft Corporation (MSFT)

Microsoft Corporation develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, business and consumer productivity applications, software development tools and Internet software and technologies. The company is best known for its "Microsoft MS-DOS," "Microsoft Windows," and "Microsoft Windows 95" operating systems.

MindSpring Enterprises, Inc. (MSPG)

MindSpring Enterprises, Inc. is a national Internet access provider that fo-cuses on serving individual subscribers, including individuals with little or no prior on-line experience.

PeopleSoft, Inc. (PSFT)

PeopleSoft, Inc. designs, develops, markets and supports a family of enter-prise client/server application software products for large and medium sized organizations. PeopleSoft's products are used in the finance, accounting and administrative functions and industries.

QUALCOMM, Inc. (QCOM)

QUALCOMM, Inc. develops, manufactures, markets, and licenses and operates ad-vanced communications systems and products based on its proprietary digital wireless technologies. The company's primary products include wireless, geo-stationary satellite-based mobile, and orbital satellite communications sys-tems.

Qwest Communications International, Inc. (QWST)

Qwest Communications International, Inc. is a facilities based provider of multimedia communications services to interexchange carriers, businesses and consumers. Qwest also constructs and installs fiber optic communication sys-tems.

RealNetworks, Inc. (RNWK)

RealNetworks, Inc. provides branded software products and services enabling the delivery of streaming media content over the Internet and intranets.

Sun Microsystems, Inc. (SUNW)

Sun Microsystems, Inc. supplies enterprise network computing products. This includes desktop systems, servers, storage subsystems, network switches, soft-ware, microprocessors and a full range of services and support. Sun's products are used for many demanding commercial and technical applications in various industries.

Tellabs, Inc. (TLAB)

Tellabs, Inc. designs, manufactures, markets, and services voice, data, and
video transport and net     -

                                      ---
work access systems. The company's products are used worldwide by public tele-phone companies, long-distance carriers, alternate service providers, cellular service providers, cable operators, government agencies, utilities, and busi-ness end-users.

Yahoo!, Inc. (YHOO)

Yahoo!, Inc. is a global Internet media company that offers a network of branded world wide web programming. They provide targeted Internet resources and communications services for a broad range of audiences.

3Com Corporation (COMS)

3Com Corporation provides networking solutions that include switches, hubs, remote access systems, routers, network management software, network interface cards, modems and organizers.

Investor Suitability. The Trust is a suitable investment for investors:

 . seeking a unit trust concentrated in the Securities of Internet companies;
  and

 . seeking the opportunity to take advantage of the growth potential of Internet companies.

The Trust is not a suitable investment if:

 . you are unwilling to assume the risks inherent in investing in a portfolio concentrated in the Securities of Internet companies.

Concentration Risk. The Trust is considered to be concentrated in the Securi-ties of Internet companies. Such concentration may subject Unitholders to greater market risk than other investment vehicles that have more diversified portfolios.

In particular, companies involved in the Internet industry must contend with rapidly changing technology, worldwide competition, rapid obsolescence of products and services, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have an adverse effect on an issuer's operating results. In addition, operation results and customer relationships could be adversely affected by an increase in price for, or an interruption or reduction in supply of, any key components and the failure of the issuer to comply with evolving industry standards.

See "Risk Factors" for an additional discussion of potential risks.


                                      ---

--------------------------------------------------------------------------------

                       Nuveen Unit Trusts, Series 31

              Nuveen Internet Sector Portfolio, February 1999

 Preliminary Schedule of Investments at the Opening of Business on the Initial
                     Date of Deposit, January   , 1999

                             Subject to Change

                                                           Percentage of Market
                                                             Aggregate   Value     Cost of    Current
Number of                                           Ticker   Offering     per   Securities to Dividend
 shares          Name of Issuer of Securities       Symbol     Price     Share      Trust      Yield
------------------------------------------------------------------------------------------------------
           Internet Navigational Services:
           Excite, Inc.
           Infoseek Corporation
           Yahoo!, Inc.
           PC Hardware:
           Apple Computer, Inc.
           Compaq Computer Corporation
           Dell Computer Corporation
           Hewlett-Packard Company
           Sun Microsystems, Inc.
           Software:
           Microsoft Corporation
           PeopleSoft, Inc.
           RealNetworks, Inc.
           Telecom Equipment & Data Networking:
           Alcatel S.A. (ADR)
           Ascend Communications, Inc.
           Cisco Systems, Inc.
           Lucent Technologies, Inc.
           QUALCOMM, Inc.
           Tellabs, Inc.
           3Com Corporation
           Telecom & Internet Services:
           America Online, Inc.
           At Home Corporation
           CNET, Inc.
           EarthLink Network, Inc.
           MCI Worldcom, Inc.
           MindSpring Enterprises, Inc.
           Qwest Communications International, Inc.


---------
See "Notes to Portfolios."

                                      ---

Risk Factors

Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in a Trust. Because of these and other risks, a Trust should only represent a portion of your overall portfolio and you should consider an investment in a Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that a Trust will achieve its investment objective.

Market risk: the risk that the market value of a stock or a Trust may change rapidly and unpredictably, causing the stock or a Trust to be worth less than its original price. Volatility in the market price of the Securities in a Trust changes the value of the Units of a Trust. Market value may be affected by a variety of factors, including, among others, general stock market move-ments, changes in the financial condition of or perceptions about the issuers, changes in the industries represented in a Trust, changes in interest rates or inflation, governmental policies and regulation or the impact of purchases and sales of securities for a Trust. The equity markets tend to have periods of generally rising prices and periods of generally falling prices and have re-cently experienced significant volatility. Because the Trusts are not managed, Securities in each Trust will generally not be sold in response to market fluctuations, although Securities may be sold in certain limited circumstanc-es. Accordingly, an investor in a Trust may be exposed to more market risk than an investor in certain managed investment vehicles. In addition, the con-centration of each Trust in a particular industry sector may subject Unitholders to greater market risk than other investment vehicles that have more diversified portfolios.

Inflation risk: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As in-flation increases, the value of a Trust's assets can decline as can the value of a Trust's distributions.

Foreign investment risk: Securities issued by foreign companies present risks beyond those of securities of U.S. issuers. Such risks include political or economic instability, changes in foreign currency exchange rates, and less publicly available information about foreign companies. Prices of foreign se-curities also may be more volatile and they may be less liquid than their U.S. counterparts.

Small company risk: Some of the Securities selected for the Trusts may be small capitalization company stocks. Such stocks have customarily involved more investment risk than larger capitalization stocks. Small-cap companies may have limited product lines, markets or financial resources; may lack man-agement depth or experience; may be less liquid; may have less publicly avail-able information and may be more vulnerable to adverse general market or eco-nomic developments than large companies. Also, some of the companies in the Trusts may invest, distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

Note that each Trust is considered to be concentrated in the Securities of their respective sectors and accordingly are exposed to additional risks (See "Concentration Risk" for each Trust above). See also "Composition of Trusts" in Part B and "Risk Factors" in the Information Supplement to this Prospectus for an additional discussion concerning the Securities and potential risks.

Distributions

Income and Capital Distributions

Cash dividends received by a Trust will be paid each June 30 and December 31 ("Income Distribution Dates"), beginning June 30, 1999, to Unitholders of rec-ord each June 15 and December 15 ("Income Record Dates"), respectively. Dis-tributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, if applicable, and in certain circumstanc-es, earlier. Any distribution of income and/or capital will be net of expenses of a Trust. Additionally, upon termination of a Trust, the Trustee will dis-tribute, upon surrender of Units, to each remaining Unitholder his pro rata share of a Trust's assets, less expenses, in the manner set forth under "Dis-tributions To Unitholders" in Part B of this Prospectus.

Investing in the Trusts

Sales Charges

The maximum sales charge of 4.50% of the public offering price consists of an initial sales

                                      ---
charge equal to the difference between the maximum sales charge of 4.50% and the maximum remaining deferred sales charge, initially $0.35 per Unit, and any remaining deferred sales charge. Unitholders will be assessed a deferred sales charge of $0.35 per Unit, in installments of $0.07 per Unit payable on the
last business day of each month, over the period commencing         , 1999
through         , 1999.

Unitholders that purchase more than 5,000 Units are entitled to reduced sales charges. In addition, certain classes of investors are entitled to purchase Units at reduced sales charges. See "Public Offering Price" in Part B of this Prospectus. Sales charges for larger single transactions (including deferred sales charges) are as follows:

-------------------------------------------------------------------------------

Sales Charges

                                                              Total   Percent***
                                           Initial  Deferred Maximum    of Net
                                            Sales    Sales    Sales     Amount
Number of Units*                           Charge**  Charge  Charge++  Invested
----------------                           -------- -------- -------- ----------
Less than 5,000...........................  1.00%    $0.35    4.50%     4.545%
5,000 to 9,999............................  0.75%    $0.35    4.25%     4.293%
10,000 to 24,999..........................  0.50%    $0.35    4.00%     4.040%
25,000 to 49,999..........................  0.00%    $0.35    3.50%     3.535%
50,000 to 99,999 .........................  0.00%    $0.35    2.50%+    2.525%
100,000 or more...........................  0.00%    $0.35    1.50%+    1.515%
Rollover (per Unit).......................  0.00%    $0.35   $0.35      3.535%
Wrap Accounts.............................  0.00%    $0.35    1.00%+    1.010%

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to the purchaser.

**Based upon a $10.00 Public Offering Price. This will fluctuate based upon the Public Offering Price of the Units at the time of purchase and the date of purchase.

***Percent of Net Amount Invested is based on the price as of the Initial Date of Deposit. To the extent Units are priced differently, the Percent of Net Amount Invested will be affected.

+All Units of the Trusts will be subject to the applicable deferred sales charge per Unit regardless of sales charge discounts. Investors who, as a re-sult of sales charge discounts, are eligible to purchase Units subject to a maximum total sales charge less than the applicable maximum deferred sales charge will be credited the difference between these amounts at the time of purchase.

++The Public Offering Price per Unit is rounded to the nearest cent and ac-cordingly the actual sales charge paid by an investor may be slightly greater or less than the amounts reflected.

For secondary market sales after the completion of the deferred sales charge period, the secondary market Public Offering Price will not include deferred payments, but will instead include a maximum sales charge of 4.5% of the Pub-lic Offering Price (equivalent to 4.712% of the net amount invested).

Dealer Concessions

The Sponsor plans to allow a concession of 3.50% for non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction. However, the Sponsor plans to allow dealer firms, in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold to Rollover Unitholders or Wrap Accounts, the following concessions:

-------------------------------------------------------------------------------

                                                                    % Concession
Number of Units*                                                      per Unit
----------------                                                    ------------
Less than 5,000....................................................     3.50%
5,000 to 9,999.....................................................     3.25
10,000 to 24,999...................................................     3.00
25,000 to 49,999...................................................     2.50
50,000 to 99,999...................................................     1.50
100,000 or more....................................................     0.75
Rollover (per Unit)................................................    $0.25
Wrap Accounts......................................................     0.00

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to the purchaser and may result in a reduction in the discount per Unit.

For secondary market sales the Sponsor plans to allow a concession of 3.50% of the Public Offering Price to dealer firms (or 65% of the then current maximum sales charge for purchases after January 31, 2000).

General Information

Optional Features

Redemptions

Units may be redeemed on any business day at their current market value. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the remaining deferred sales charge at the time of redemption. During the initial offering period, the Re-demption Price per Unit includes estimated organizational and offering costs per Unit. After the initial offering period, the Redemption Price will not in-clude such estimated organizational and offering costs. See "Redemption" in Part B of this Prospectus.

Letter of Intent (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a

                                      ---

13-month period (and to take advantage of dollar cost averaging). The minimum LOI investment is $50,000. See "Public Offering Price" in Part B of this Pro-spectus.

Reinvestment

Distributions from a Trust can be reinvested with no sales charge into Nuveen mutual or money market funds. Also, income and certain capital distributions from the Trusts can be reinvested at a reduced sales charge into additional Units of the Trusts. See "Distributions to Unitholders" and "Accumulation Plan" in Part B of this Prospectus. In addition, Unit trust purchases may be applied toward breakpoint pricing discounts for Nuveen Mutual Funds. For more information about Nuveen investment products, obtain a prospectus from your financial adviser.

Secondary Market for Units

Although not obligated to do so, the Sponsor intends to maintain a market for Units and offer to repurchase the Units at prices based on the aggregate value of the Securities, plus or minus cash, if any, in the Capital and Income Ac-counts of a Trust. During the initial offering period, the price at which the Sponsor expects to repurchase Units (the "Sponsor's Repurchase Price") in-cludes estimated organizational and offering costs per Unit. After the initial offering period, the Sponsor's Repurchase Price will not include such esti-mated organizational and offering costs. If a secondary market is not main-tained, a Unitholder may still redeem his Units through the Trustee. See "Re-demption" in Part B of this Prospectus. Any applicable deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time.


Portfolio Selection

The Securities included in the Trusts' portfolios were selected by Nuveen's research department with the assistance of Lehman Brothers Inc., a 148-year-old global investment bank with over 100 equity analysts.

Termination

Commencing on the Mandatory Termination Date, the Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unitholders which will specify when certificates may be surrendered. Unitholders not electing a distribution of shares will receive a cash distribution within a reasonable time after a Trust's termination. See "Distributions to Unitholders" and "Other Information--Termination of Inden-ture" in Part B of this Prospectus.

The Sponsor

Since our founding in 1898, John Nuveen & Co. Incorporated has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of mature investors. Nuveen, a leader in tax-ef-ficient investing, believes that a carefully selected portfolio can play an important role in building and sustaining the wealth of a lifetime. More than
1.3 million investors have trusted Nuveen to help them maintain the lifestyle they currently enjoy.

The prospectus describes in detail the investment objectives, policies and risks of a Trust. We invite you to discuss the contents with your financial adviser, or you may call us at 800-257-8787 for additional information.

                                      ---

-------------------------------------------------------------------------------

Notes to Portfolios

(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase the Securi-
    ties were entered into by the Sponsor on January   , 1999.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the last sale prices of the listed Securities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been de-termined by the Trustee. For each Trust, the aggregate underlying value of the Securities on the Initial Date of Deposit, the Cost of the Securities to the Sponsor, and the Sponsor's gain or (loss) relating to the Securi-ties sold to each Trust are as follows:

                                                 Value of  Cost to   Gain
                                                Securities Sponsor  (loss)
                                                ---------- -------- ------
     Communications/Bandwidth Sector Portfolio   $         $        $
     Internet Sector Portfolio                   $         $        $

(3) Current Dividend Yield for each Security was calculated by annualizing the most recent ordinary dividend paid on that Security and dividing the re-sult by that Security's closing sale price on the business day prior to the Initial Date of Deposit.
(4) This Security represents the common stock of a foreign company which trades directly on a United States national securities exchange.

                                      ---

-------------------------------------------------------------------------------

                      Nuveen Unit Trusts, Series 31

   Statements of Condition at the Opening of Business on the Initial Date of
                        Deposit, January   , 1999

                                                   Communications/   Internet
                                                      Bandwidth       Sector
                                                   Sector Portfolio  Portfolio
                                                   ---------------- -----------
Trust Property
Investment in Equity Securities represented by
 purchase contracts(1)(2)........................    $              $
                                                     ===========    ===========
Liabilities and Interest of Unitholders
Liabilities:
  Deferred sales charge(3).......................    $              $
  Estimated organizational and offering costs(4).    $              $
                                                     -----------    -----------
     Total.......................................    $              $
                                                     ===========    ===========
Interest of Unitholders:
  Units of fractional undivided interest out-
   standing......................................
  Cost to investors(5)...........................    $              $
   Less: Gross underwriting commission(6)........    $              $
   Less: Estimated organizational and offering
    costs(4).....................................    $              $
                                                     -----------    -----------
  Net amount applicable to investors.............    $              $
                                                     -----------    -----------
     Total.......................................    $              $
                                                     ===========    ===========

---------

(1) Aggregate cost of Securities listed under "SCHEDULE OF INVESTMENTS" is based on their aggregate underlying value.

(2) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the pur-chase of the Securities pursuant to contracts for the purchase of such Se-curities.

(3) Represents the amount of mandatory distributions from a Trust ($0.35 per
    Unit), payable to the Sponsor in five equal monthly installments of $0.07
    per Unit beginning on       , and on the last business day of each month
    thereafter through         .

(4) A portion of the Public Offering Price consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establish-ing a Trust. These costs have been estimated at, and will not exceed, $0.022 per Unit. A distribution will be made at the end of the initial of-fering period to an account maintained by the Trustee from which the orga-nizational and offering cost obligation of the investors to the Sponsor will be satisfied. Securities may be sold to meet this obligation.

(5) Aggregate Public Offering Price computed as set forth under "PUBLIC OFFER-ING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.50% of the Public Offering Price includes both an up-front and a deferred sales charge and has been calcu-lated on the assumption that the Units sold are not subject to a reduction of sales charges. In single transactions involving 5,000 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


                                      ---

Report of Independent Public Accountants

To the Board of Directors of John Nuveen & Co. Incorporated and Unitholders of Nuveen Unit Trusts, Series 31:

We have audited the accompanying statements of condition and the schedules of investments at date of deposit (included in Part A of this Prospectus) of
Nuveen Unit Trusts, Series 31 as of January   , 1999. These financial state-
ments are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence sup-porting the amounts and disclosures in the financial statements. Our proce-dures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (2) to the statement of con-dition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of condition and the schedules of investments at date of deposit referred to above present fairly, in all material respects,
the financial position of Nuveen Unit Trusts, Series 31, as of January   ,
1999, in conformity with generally accepted accounting principles.

                                                ARTHUR ANDERSEN LLP

Chicago, Illinois

January   , 1999.

                                      ---

Defined Portfolios

Nuveen Sector Unit Trust Prospectus
      Prospectus Part B dated January   , 1999

  The Prospectus for a Nuveen Unit Trust is divided into two parts. Part A of the Prospectus relates exclusively to a particular Trust and provides specific information regarding the Trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the Prospectus provides more general information regarding the Nuveen Unit Trusts. You should read both Parts of the Prospectus and retain them for future reference. Except as provided in Part A of the Prospectus, the information contained in this Part B will apply to each Trust.

  Additional information about the Trusts is provided in the Information Supplement. You can receive an Information Supplement by calling The Chase Manhattan Bank (the "Trustee") at (800) 257-8787.

Nuveen Defined Portfolios

Each Nuveen Unit Trust consists of a portfolio of Securities of companies described in the applicable Part A of the Prospectus (see "Schedule of Investments" in Part A of the Prospectus for a list of the Securities included in a Trust).

Minimum Investment--$1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for Education IRA purchases), whichever is less.

Redeemable Units. Units of a Trust are redeemable at the offices of the Trustee at prices based upon the aggregate underlying value of the Securities (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the initial offering period, the Redemption Price per Unit includes estimated organizational and offering costs per Unit. After the initial offering period, the Redemption Price will not include such estimated organizational and offering costs. See "Trust Summary and Financial Highlights" in Part A of the Prospectus for the organizational and offering costs and see "REDEMPTION" herein for a more detailed discussion of redeeming your Units.

Dividend and Capital Distributions. Cash dividends received by a Trust will be paid on those dates set forth under "Distributions" in Part A of the Prospectus. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, if applicable, and in certain circumstances, earlier. See "DISTRIBUTIONS TO UNITHOLDERS."

Public Offering Price. Public Offering Price of a Trust during the Initial Offering Period is based upon the aggregate underlying value of the Securities in the Trust's portfolio (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities) plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a sales charge as set forth in Part A of the Prospectus and is rounded to the nearest cent. The Public Offering Price during the initial offering period also includes organizational and offering costs incurred in establishing a Trust. These costs will be deducted from the assets of the Trust as of the close of the initial offering period. See "Trust Summary and Financial Highlights" in Part A of the Prospectus. For Units purchased in the secondary market, the Public Offering Price is based upon the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of the listed Securities and the bid prices of over-the-counter traded Securities) plus the sales charges as set forth in Part A of the Prospectus. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. (See "PUBLIC OFFERING PRICE.")

  The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
NUVEEN UNIT TRUSTS.........................................................   3
COMPOSITION OF TRUSTS......................................................   4
PUBLIC OFFERING PRICE......................................................   5
MARKET FOR UNITS...........................................................   7
EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT....................   8
TAX STATUS.................................................................   8
RETIREMENT PLANS...........................................................  12
TRUST OPERATING EXPENSES...................................................  12
DISTRIBUTIONS TO UNITHOLDERS...............................................  13
ACCUMULATION PLAN..........................................................  14
REPORTS TO UNITHOLDERS.....................................................  14
UNIT VALUE AND EVALUATION..................................................  15
DISTRIBUTIONS OF UNITS TO THE PUBLIC.......................................  15
OWNERSHIP AND TRANSFER OF UNITS............................................  16
REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES......................  17
REDEMPTION.................................................................  17
PURCHASE OF UNITS BY THE SPONSOR...........................................  19
REMOVAL OF SECURITIES FROM THE TRUSTS......................................  19
INFORMATION ABOUT THE TRUSTEE..............................................  20
LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE..........................  20
SUCCESSOR TRUSTEES AND SPONSORS............................................  20
INFORMATION ABOUT THE SPONSOR..............................................  20
INFORMATION ABOUT THE EVALUATOR............................................  21
OTHER INFORMATION..........................................................  21
LEGAL OPINION..............................................................  22
AUDITORS...................................................................  22
SUPPLEMENTAL INFORMATION...................................................  22

Nuveen Unit Trusts

  This Nuveen Unit Trust is one of a series of separate but similar investment companies created by the Sponsor, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding each Trust is set forth in Part A of this Prospectus. The various Nuveen Unit Trusts are collectively referred to herein as the "Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Initial Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated ("Nuveen" or the "Sponsor") and The Chase Manhattan Bank (the "Trustee").

  The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of common stocks of the companies described in the applicable Part A of the Prospectus, together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount required for their purchase (or the securities themselves) (the "Securities"). See "Schedule of Investments" in Part A of the Prospectus, for a description of the Securities deposited in the applicable Trust. See also, "Trust Strategies" and "Risk Factors" in Part A of the Prospectus.

  The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the Securities deposited in such Trust in the ratio set forth in "Essential Information" in Part A of this Prospectus. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

  Additional Units of a Trust may be issued from time to time following the Initial Date of Deposit by depositing in such Trust additional Securities (or contracts therefore backed by an irrevocable letter of credit or cash) or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust. As additional Units are issued by a Trust as a result of the deposit of additional Securities or cash by the Sponsor, the aggregate value of the Securities in a Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities, or cash with instructions to purchase additional Securities, into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, within reasonable parameters, the same original proportionate relationship among the Securities in such Trust established on the Initial Date of Deposit. Thus, although additional Units will be issued, each Unit will continue to represent the same proportionate amount of each Security. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities or cash being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will decrease or increase accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Securities as close to the evaluation time or as close to the evaluation price as possible. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until termination of the Indenture.

  The Sponsor may realize a profit (or sustain a loss) as of the opening of business on the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities and the cost of such Securities to the Trust, which is based on the evaluation of the Securities as of the opening of business on the Initial Date of Deposit. (See "Schedule of Investments" in Part A of the Prospectus.) The Sponsor may also be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the Evaluator's determination of the aggregate value of the underlying Securities of the Trust) on the subsequent date(s) of deposit and the cost of such Securities to Nuveen, if applicable.

Composition of Trusts

  Each Trust initially consists of delivery statements relating to contracts to purchase Securities (or of such Securities) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Securities as may continue to be held from time to time (including certain securities deposited in the Trust to create additional Units or in substitution for Securities not delivered to a Trust.) To assist the Sponsor in selecting Securities for the Trusts, the Sponsor may use its own resources to pay outside research service providers.

  Limited Replacement of Certain Securities. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract, including those Securities purchased on a when, as and if issued basis ("Failed Securities"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Securities ("Replacement Securities") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust may not exceed the amount of funds reserved for the purchase of the Failed Securities.

  If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Securities to all Unitholders of the Trust and the Trustee will distribute the principal attributable to such Failed Securities not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities with equivalent growth potential at a comparable price.

  The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees.

  Sale of Securities. Certain of the Securities may from time to time under certain circumstances be sold. The proceeds from such events will be used to pay expenses or for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.

  Litigation. Except as provided in Part A of the Prospectus, to the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Initial Date of Deposit, litigation may be initiated with respect to Securities in any Trust. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trusts.

  Unitholders will be unable to dispose of any of the Securities in a Trust and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

  The value of the Securities will fluctuate over the life of a Trust and may be more or less than the value at the time they were deposited in such Trust. The Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these Securities, including the impact of the Sponsor's purchase and sale of Securities (especially during the primary offering period of Units of a Trust) and other factors.

  Whether or not the Securities are listed on a securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Securities are limited or absent. There can be no assurance that a Trust will achieve its investment objectives.

  Year 2000 Problem. Like other investment companies, financial and business organizations and individuals around the world a Trust could be adversely affected if the computer systems used by the Sponsor or Trustee or other service providers to such Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by a Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to a Trust.

  The Year 2000 Problem is expected to impact corporations and other parties, which may include issuers of the Securities contained in a Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in a Trust.

  Legislation. At any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in a Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum or tobacco industry, may have a negative impact on certain companies represented in a Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on a Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

  Nuveen has obtained the descriptions of the companies in Part A for each sector from sources it deems reliable. However, Nuveen has not independently verified the accuracy or completeness of the information provided.

Public Offering Price

  The Public Offering Price of the Units is based on the aggregate underlying value of the Securities in a Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge (as set forth in Part A of the Prospectus) per Unit and the maximum remaining deferred sales charge (as set forth in Part A of the Prospectus) and is rounded to the nearest cent. In addition, a portion of the Public Offering Price during the initial offering period also consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any non-material out-of-pocket expenses. The organizational and offering costs will be deducted from the assets of a Trust as of the close of the initial offering period. See "Trust Summary and Financial Highlights" in Part A of the Prospectus. Commencing on those dates set forth under "Investing in the Trust--Sales Charges" in Part A of this Prospectus, a deferred sales charge in an amount described in Part A of the Prospectus will be assessed per Unit per applicable month. The deferred sales charges will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The total maximum sales charge assessed to Unitholders on a per Unit basis will be the amount set forth in "Sales Charge" in Part A of the prospectus. See "UNIT VALUE AND EVALUATION."

  The sales charge applicable to quantity purchases is reduced on a graduated scale as set forth in Part A of this Prospectus. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Nuveen unit investment trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the graduated scale provided in Part A of this Prospectus, based on the amount of intended aggregate purchases (excluding purchases which are subject only to a deferred sales charge) as expressed in the letter of intent. For purposes of letter of intent calculations units of equity products are valued at $10 per unit. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

  For "secondary market" sales the Public Offering Price per Unit of each Trust is determined by adding to the Trustee's determination of the aggregate value of each Security in the Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities) a sales charge as set forth in Part A of this Prospectus. See "UNIT VALUE AND EVALUATION."

  Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust during the primary offering period of the Trust.

  At all times while Units are being offered for sale, the Trustee will appraise or cause to be appraised daily the value of the underlying Securities in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal ("Evaluation Time"). Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

  The graduated sales charges set forth in the table provided in Part A of this Prospectus will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Trust will be aggregated with concurrent purchases of any other Nuveen unit investment trust or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

  Units may be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined above). No dealer concessions will be paid for such purchases.

  Unitholders of other unit investment trusts having a similar strategy as the Trust may utilize their termination proceeds to purchase Units of the Trust with the sales charge applicable for "Rollovers" as provided in Part A of the Prospectus. The dealer concession for such purchases will be that applicable to "Rollovers".

  Units may be purchased with the reduced sales charge provided for "Wrap Accounts" under "Sales Charges" in Part A of the Prospectus by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or of vendors who provide services to the Sponsor or their immediate family members (as defined above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates (collectively, the "Discounted Purchases"). Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

  During the initial offering period, unitholders of any Nuveen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of a Trust with the sales charge applicable for "Rollovers" as provided in Part A of the Prospectus.

  Whether or not Units are being offered for sale, the Trustee will determine or cause to be determined the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

Market for Units

  During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price based upon the pro rata share per Unit of the aggregate underlying value of the Securities in such Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities). Afterward, although it is not obligated to do so, the Sponsor may maintain a secondary market for Units of each Trust at its own expense and continuously offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the aggregate underlying value of the Securities in a Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the initial offering period, the price at which the Sponsor expects to repurchase Units (the "Sponsor's Repurchase Price") includes estimated organizational and offering costs per Unit. After the initial offering period, the Sponsor's Repurchase Price will not include such estimated organizational and offering costs. See "Trust Summary and Financial Highlights" in Part A of the Prospectus. Unitholders who wish to dispose of their Units should inquire of the Trustee or their broker as to the current Redemption Price. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption. In connection with its secondary market making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will generally purchase Units from the broker or dealer at the Redemption Price (as defined in "REDEMPTION") and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

  In maintaining a market for the Units, the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor.

  Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Cer-tificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "REDEMPTION.")

Evaluation of Securities at the Initial Date of Deposit

  The prices at which the Securities deposited in the Trusts would have been offered to the public on the business day prior to the Initial Date of Deposit were determined by the Trustee.

  The amount by which the Trustee's determination of the aggregate value of the Securities deposited in the Trusts was greater or less than the cost of such Securities to the Sponsor was profit or loss to the Sponsor. (See Part A of this Prospectus.) The Sponsor also may realize further profit or sustain further loss as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio se-curities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

Tax Status

  The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust. For purposes of the following discussion and opinions, it is assumed that each Security is equity for Federal income tax purposes.

  In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

    1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata portion of income derived from each Trust asset when such income is considered to be received by the Trust. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unitholder or are automatically reinvested.

    2. Each Unitholder will have a taxable event when a Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of

  Units by such Unitholder (except to the extent an in-kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisors with regard to the calculation of basis. For Federal income tax purposes, a Unitholder's pro rata portion of dividends, as defined by
  Section 316 of the Code, paid by a corporation with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his or her Units.

    3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisors regarding the recognition of such capital gains and losses for Federal income tax purposes.

  Deferred Sales Charge. Generally the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge is deferred. It is possible that for Federal income tax purposes, a portion of the deferred sales charge may be treated as interest which should be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his or her Units. The deferred sales charge could cause the Unitholder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends received deduction. In any case, the income (or proceeds from redemption) a Unitholder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

  Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under and during the period specified in Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

  To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

  Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him or her. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholder's may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their tax advisers regarding the limitations on the deductibility of Trust expenses. Unitholders should consult with their tax advisers regarding the limitations on the deductibility of Trust expenses.

  Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taypayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

  In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

  If the Unitholder disposes of a Unit, the Unitholder is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust involved including his or her pro rata portion of all the Securities represented by the Unit.

  The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules.

  Special Tax Consequences of In-Kind Distributions Upon Redemption of Units and Termination of a Trust. As discussed in "REDEMPTION" and "OTHER INFORMATION--Termination of Indenture," under certain circumstances a Unitholder who owns at least 1,000 Units of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of such Trust. The Unitholder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "DISTRIBUTIONS TO UNITHOLDERS." As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution upon the redemption of Units or the termination of a Trust will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

  The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his or her tax basis in such fractional share of a Security held by a Trust.

  Because each Trust will own many Securities, a Unitholder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recog-nized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an In-Kind Distribu-tion are advised to consult their tax advisers in this regard.

  Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax ba-sis in his or her Units will generally equal the price paid by such Unitholder for his or her Units. The cost of the Units is allocated among the Securities held by the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are pur-chased in order to determine such Unitholder's tax basis for his or her pro rata portion of each Security.

  A Unitholder's tax basis in his or her Units and his or her pro rata portion of a Security held by a Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

  General. Each Unitholder will be requested to provide the Unitholder's tax-payer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate cer-tification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

  In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding the year of payment was not effec-tively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursu-ant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposi-tion of U.S. withholding on distributions from the Trust.

  It should be noted that payments to a Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the poten-tial tax consequences relating to the payment of any such withholding taxes by a Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. A required holding period is imposed for such credits.

  At the termination of a Trust, the Trustee will furnish to each Unitholder a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Se-curity) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and the Internal Revenue Service.

  Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans estab-lished. See "RETIREMENT PLANS."

  In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders thereof.

  The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholder") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in a Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

Retirement Plans

  Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

Trust Operating Expenses

  No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor and/or its affiliates do, however, receive an annual fee as set forth in "Expense Information" in Part A of the Prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trusts (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the Sponsor may purchase research from a variety of sources, which may include dealers of the Trust. If so provided in Part A of the Prospectus, the Sponsor may also receive an annual fee for providing bookkeeping and administrative services for a Trust (the "Bookkeeping and Administration Fee"). Such services include, but are not limited to, the preparation of comprehensive tax statements and providing account information to the Unitholders. If so provided in Part A of the Prospectus, the Evaluator may also receive an annual fee for performing evaluation services for the Trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the Prospectus, a Trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks and trade names and/or for the use of databases and research. Estimated annual Trust expenses are as set forth in Part A of this Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust. The estimated expenses do not include the brokerage commissions payable by the Trust in purchasing and selling Securities.

  The Trustee receives for ordinary recurring services an annual fee for each Trust as set forth in "Expense Information" appearing in Part A of this Prospectus. The Trustee's Fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions). In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administration Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which John Nuveen & Co. Incorporated is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. The Trustee has the use of funds, if any, being held in the Income and Capital Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

  The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Securities or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses, including counsel fees (including fees of counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The expenses are paid monthly and the Trustee is empowered to sell Securities in order to pay these amounts if funds are not otherwise available in the applicable Income and Capital Accounts.

  Unless the Sponsor determines that an audit is not required, the Indenture requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.05 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial state-ments upon request.

Distributions to Unitholders

  The Trustee will distribute any net income received with respect to any of the Securities in a Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Date. See "Distributions" in Part A of this Prospectus. Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses will be distributed on the last day of each month if the amount available for distribution equals at least $1.00 per 100 Units ("Capital Distribution Dates") to Unitholders of record on the fifteenth day of each applicable month ("Capital Record Dates"). The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). A Unitholder's pro rata portion of the Capital Account, less expenses, will be distributed as part of the final liquidation distribution.

  It is anticipated that the deferred sales charge will be collected from the Capital Account of the Trusts and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying a Unitholder's deferred sales charge obligations.

  Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances, the Trustee obtains the Unitholder's tax identification number from the selling broker. However, a Unitholder should examine his or her statements from the

Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

  Within a reasonable time after a Trust is terminated, each Unitholder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Securities, unless he or she elects an In-Kind Distribution as described under "REDEMPTION" and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust.

  The Trustee will credit to the Income Account of a Trust any dividends received on the Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of a Trust.

  The Trustee may establish reserves (the "Reserve Account") within a Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

  Distribution Reinvestment. Any Unitholder may elect to have each distribu-tion of income on his Units, other than the final liquidating distribution in connection with the termination of a Trust, automatically reinvested in addi-tional Units of such Trust. Each person who purchases Units of a Trust may elect to participate in the reinvestment option by notifying the Trustee in writing of their election. Reinvestment may not be available in all states. So long as the election is received by the Trustee at least 10 days prior to the Record Date for a given distribution, each subsequent distribution of income and/or capital, as selected by the Unitholder, will be automatically applied by the Trustee to purchase additional Units of a Trust. The remaining deferred sales charge payments will be assessed on Units acquired pursuant to reinvest-ment. It should be remembered that even if distributions are reinvested, they are still treated as distributions for income tax purposes.

Accumulation Plan

  The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest income and capital distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at the phone number listed on the back cover of this Prospectus.

  Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and income or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. Such notice will be effective as of the next Record Date occurring at least 10 days after the Trustee's receipt of the notice. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

Reports to Unitholders

  The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of income, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust that provides (1) a summary of transactions in the Trust for such year; (2) any Security sold during the year and the Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

  In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust.

Unit Value and Evaluation

  The value of the Trust is determined by the Trustee on the basis of (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities; (2) the aggregate value of the Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Securities in the Trust next computed; (3) dividends receivable on the Securities trading ex-dividend as of the date of computation; and (4) all other assets of the Trust; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges and amounts due the Sponsor or Trustee for indemnification or extraordinary expenses payable out of such Trust for which no deductions had been made for the purpose of additions to the Reserve Account; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including, but not limited to, unpaid fees and expenses of the Trustee (including legal fees) and the Sponsor; (4) amounts representing unpaid organizational and offering costs; (5) cash held for distribution to Unitholders of record of the Trust or for redemption of tendered Units as of the business day prior to the evaluation being made; and (6) other liabilities incurred by the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof and rounded to the nearest cent to determine the per Unit value ("Unit Value") of such Trust. The Trustee may determine the aggregate value of the Securities in the Trust in the following manner: if the Securities are listed on a securities exchange or The NASDAQ Stock Market ("listed Securities"), this evaluation is generally based on the closing sale price on that exchange or that system (if a listed Security is listed on the New York Stock Exchange ("NYSE") the closing sale price on the NYSE shall apply) or, if there is no closing sale price on that exchange or system, at the closing bid prices (ask prices for primary market purchases). If the Securities are not so listed, the evaluation shall generally be based on the current bid prices (ask prices for primary market purchases) on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for valuation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

  With respect to any Security not listed on a national exchange or The NASDAQ Stock Market, or, with respect to a Security so listed but the Trustee deems the last reported sale price on the relevant exchange to be inappropriate as a basis for valuation, upon the Trustee's request, the Sponsor shall, from time to time, designate one or more evaluation services or other sources of information on which the Trustee shall be authorized conclusively to rely in evaluating such Security, and the Trustee shall have no liability for any errors in the information so received. The cost thereof shall be an expense reimbursable to the Trustee from the Income and Capital Accounts.

Distributions of Units to the Public

  Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of the Trusts for sale under the laws of substantially all of the states of the United States of America.

  Promptly following the deposit of Securities in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for Education IRA purchases), whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

  The Sponsor plans to allow a discount to brokers and dealers in connection with the distribution of Units. The amounts of such discounts are set forth in Part A of this Prospectus.

  The Sponsor may maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS."

  The Sponsor reserves the right to change the amount of the dealer concessions set forth in Part A of this Prospectus from time to time.

  For Units purchased during the initial offering period by Unitholders who utilize redemption or termination proceeds from other Nuveen-sponsored unit investment trusts and receive the sales charge applicable for "Rollovers" as described in Part A of the Prospectus, dealers are entitled to receive the concession applicable for "Rollovers" as provided in Part A of the Prospectus.

  Volume incentives can be earned as a marketing allowance by Eligible Dealer Firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of Nuveen unit trusts (other than any series of the Nuveen--The Dow 5SM Portfolios and Nuveen--The Dow 10SM Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. Eligible Dealer Firms are dealers that are providing marketing support for Nuveen unit trusts in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen unit trusts on their order entry screens. Eligible Dealer Firms will not include firms that solely provide clearing services to broker/dealer firms. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

    Total dollar amount sold
     over Measuring Period                            Volume Incentive
   --------------------------                 --------------------------------
   $ 5,000,000 to $ 9,999,999                 0.10% of current quarter sales
   $10,000,000 to $19,999,999                 0.125% of current quarter sales
   $20,000,000 to $49,999,999                 0.1375% of current quarter sales
   $50,000,000 or more                        0.15% of current quarter sales

  Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

  Firms are not entitled to receive any dealer concession for any sales made to investors which qualified as Discounted Purchases (as defined in "PUBLIC OFFERING PRICE") during the primary or secondary market. (See "PUBLIC OFFERING PRICE.")

  Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in Part A of the Prospectus under "Dealer Concessions." The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.

Ownership and Transfer of Units

  The ownership of Units is evidenced by registered Certificates unless the Unitholder expressly requests that ownership be evidenced by a book entry position recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

  Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholders. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

Replacement of Lost, Stolen or Destroyed Certificates

  To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

Redemption

  Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

  On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter ("Redemption Price"). During the initial offering period, the Redemption Price per Unit includes estimated organizational and offering costs per Unit. After the initial offering period, the Redemption Price will not include such estimated organizational and offering costs. See "Trust Summary and Financial Highlights" in Part A of the Prospectus. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities on the date of tender. Units subject to a deferred sales charge which are tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption. In addition, in the event of the death of a Unitholder within the one-year period prior to redemption, any deferred sales charge remaining at the time of redemption shall be waived. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

  The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

  Any Unitholder tendering 1,000 Units or more for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Securities in an amount and value of Securities per Unit equal to the Redemption Price Per Unit, as determined as of the evaluation next following tender. In-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described below.

  Under regulations issued by the Internal Revenue Service, the Trustee may be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "DISTRIBUTIONS TO UNITHOLDERS." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

  Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account.

  The Trustee is empowered to sell Securities of a Trust in order to make funds available for redemption. To the extent that Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

  The Redemption Price per Unit during the secondary market will be determined on the basis of the Unit Value of a Trust. After the initial offering period, the Redemption Price will not include estimated organizational and offering costs. See "Trust Summary and Financial Highlights" in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION" for a more detailed discussion of the factors included in determining Unit Value. The Redemption Price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.

  The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Purchase of Units by the Sponsor

  The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

Removal of Securities from the Trusts

  The portfolio of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Security, that the issuer of the Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Security declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Securities would be detrimental to a Trust. Except as stated in this Prospectus, the acquisition by a Trust of any securities or other property other than the Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or properties, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor. Proceeds from the sale of Securities by the Trustee are credited to the Capital Account of a Trust for distribution to Unitholders or to meet redemptions.

  The Trustee may also sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

  The Sponsor, in designating Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Securities. To the extent this is not practicable, the composition and diversity of the Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute a Trust's portfolio transactions.

Information about the Trustee

  The Trustee is The Chase Manhattan Bank. Its address is stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

Limitations on Liabilities of Sponsor and Trustee

  The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

  The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Successor Trustees and Sponsors

  The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

  If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

  If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

Information about the Sponsor

  Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

  A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of a century of investment experience, including one of the most recognized research departments in the industry.

  To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products.

  Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 West Wacker Drive). Nuveen maintains eight regional offices.

  To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

  In advertising and sales literature, the Sponsor may compare the performance of a given investment strategy or a Trust with that of, or reflect the performance of: (1) the Consumer Price Index; (2) equity mutual funds or mutual fund indexes as reported by various independent services which monitor the performance of mutual funds, or other industry or financial publications such as Barron's, Changing Times, Forbes and Money Magazine; and/or (3) the S&P 500 Index or other unmanaged indices and investment strategies. Advertisements involving these indexes, investments or strategies may reflect performance over different periods of time by means of aggregate, average, year-by-year, or other types of total return and performance figures. Any given performance quotation or performance comparison should not be considered as representative of the performance of the Trusts for any future period. Such advertising may also reflect the standard deviation of the index, investment or strategy returns for any period. This calculation of standard deviation is sometimes referred to as the "Sharpe measure" of return.

Information about the Evaluator

  The Trustee will serve as Evaluator of the Trusts. The Sponsor intends to replace the Trustee as Evaluator during the life of the Trusts.

  The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

  The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Other Information

Amendment of Indenture

  The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended, without the consent of 100% of the Unitholders, to permit the deposit or acquisition of securities either in addition to, or in substitution for any of the Securities initially deposited in any Trust except as stated in "COMPOSITION OF TRUSTS" regarding the creation of additional Units and the limited right of substitution of Replacement Securities, except for the substitution of refunding securities under certain circumstances or except as otherwise provided in this Prospectus. The Trustee shall advise the Unitholders of any amendment requiring the consent of Unitholders, or upon request of the Sponsor, promptly after execution thereof.

Termination of Indenture

  The Trust may be liquidated at any time by an instrument executed by the Sponsor and consented to by 66 2/3% of the Units of the Trust then outstanding. The Trust may also be liquidated by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust as of the conclusion of the primary offering period and may be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor. The sale of Securities from the Trust upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount of Securities originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Security held thereunder, but in no event shall it continue beyond the Mandatory Termination Date set forth under "Essential Information" in Part A of this Prospectus.

  Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of the termination of a Trust specifying the time or times at which Unitholders may surrender their certificates for cancellation shall be given by the Trustee to each Unitholder at his address appearing on the registration books of such Trust maintained by the Trustee. Unitholders not electing a distribution of shares of Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of a Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinion

  The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series.

Auditors

  The "Statement of Condition" and "Schedule of Investments" at the Initial Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

Supplemental Information

  Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. This supplement includes additional general information about the Sponsor and the Trusts. The information supplement is incorporated by reference into the Prospectus.

Defined                     NUVEEN SECTOR UNIT TRUST
Portfolios                    PROSPECTUS -- PART B

                                January   , 1999

                              Sponsor       John Nuveen & Co. Incorporated
                                            333 West Wacker Drive
                                            Chicago, IL 60606-1286
                                            Telephone: 312-917-7700


                              Trustee       The Chase Manhattan Bank
                                            4 New York Plaza
                                            New York, NY 10004-2413
                                            Telephone: 800-257-8787


             Legal Counsel to Sponsor       Chapman and Cutler
                                            111 West Monroe Street
                                            Chicago, IL 60603


                          Independent       Arthur Andersen LLP
                   Public Accountants       33 West Monroe Street
                       for the Trusts       Chicago, IL 60603

  This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

  To obtain copies at proscribed rates--
    Write: Public Reference Section of the Commission, 450 Fifth Street NW,
           Washington, DC 20549-6009
    Call:  (800) SEC-0330
    Visit: http://www.sec.gov

  No person is authorized to give any information or representation about the Trusts not contained in Parts A or B of this Prospectus or the Information Sup-plement, and you should not rely on any other information.

  When Units of this Trust are no longer available or for investors who will reinvest into subsequent series of the Trusts, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

    1. Information in this Prospectus is not complete and may be changed;

    2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

    3. This prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                   NUVEEN UNIT TRUSTS INFORMATION SUPPLEMENT

                               JANUARY __, 1999

                         NUVEEN UNIT TRUSTS, SERIES 31

     The Information Supplement provides additional information concerning the structure and operations of a Nuveen Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at The Chase Manhattan Bank, 4 New York Plaza, New York, NY 10004-2413 (800-257-8787). This Information Supplement has been created to supplement information contained in the Prospectus.

     This Information Supplement is dated January __, 1999. Capitalized terms have been defined in the Prospectus.

                               TABLE OF CONTENTS

Accumulation Plan

Information About the Sponsor

Risk Factors

Accumulation Plan

     The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and capital distributions or capital distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at (800) 321-7227. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

     The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

Accumulation Funds

Mutual Funds

Nuveen Flagship Municipal Trust

     Nuveen Municipal Bond Fund
     Nuveen Insured Municipal Bond Fund
     Nuveen Flagship All-American Municipal Bond Fund
     Nuveen Flagship Limited Term Municipal Bond Fund
     Nuveen Flagship Intermediate Municipal Bond Fund

Nuveen Flagship Multistate Trust I

     Nuveen Flagship Arizona Municipal Bond Fund
     Nuveen Flagship Colorado Municipal Bond Fund
     Nuveen Flagship Florida Municipal Bond Fund
     Nuveen Flagship Florida Intermediate Municipal Bond Fund
     Nuveen Maryland Municipal Bond Fund
     Nuveen Flagship New Mexico Municipal Bond Fund

     Nuveen Flagship Pennsylvania Municipal Bond Fund
     Nuveen Flagship Virginia Municipal Bond Fund

Nuveen Flagship Multistate Trust II

     Nuveen California Municipal Bond Fund
     Nuveen California Insured Municipal Bond Fund
     Nuveen Flagship Connecticut Municipal Bond Fund
     Nuveen Massachusetts Municipal Bond Fund
     Nuveen Massachusetts Insured Municipal Bond Fund
     Nuveen Flagship New Jersey Municipal Bond Fund
     Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
     Nuveen Flagship New York Municipal Bond Fund
     Nuveen New York Insured Municipal Bond Fund

Nuveen Flagship Multistate Trust III

     Nuveen Flagship Alabama Municipal Bond Fund
     Nuveen Flagship Georgia Municipal Bond Fund
     Nuveen Flagship Louisiana Municipal Bond Fund
     Nuveen Flagship North Carolina Municipal Bond Fund
     Nuveen Flagship South Carolina Municipal Bond Fund
     Nuveen Flagship Tennessee Municipal Bond Fund

Nuveen Flagship Multistate Trust IV

     Nuveen Flagship Kansas Municipal Bond Fund
     Nuveen Flagship Kentucky Municipal Bond Fund
     Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
     Nuveen Flagship Michigan Municipal Bond Fund
     Nuveen Flagship Missouri Municipal Bond Fund
     Nuveen Flagship Ohio Municipal Bond Fund
     Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

Nuveen Investment Trust

     Nuveen Growth and Income Stock Fund
     Nuveen Balanced Stock and Bond Fund
     Nuveen Balanced Municipal and Stock Fund
     Nuveen European Value Fund

Nuveen Investment Trust II

     Nuveen Rittenhouse Growth Fund

Nuveen Investment Trust III

     Nuveen Income Fund

Money Market Funds

     Nuveen California Tax-Free Money Market Fund
     Nuveen Massachusetts Tax-Free Money Market Fund

     Nuveen New York Tax-Free Money Market Fund
     Nuveen Tax-Free Reserves, Inc.
     Nuveen Tax-Exempt Money Market Fund, Inc.

     Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may elect any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is nominally open ("Business Day") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

     The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust dividend distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of capital used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

     Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and dividends or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

                         INFORMATION ABOUT THE SPONSOR

     Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

     A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for consistent, attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of a century of investment experience, including one of the most recognized research departments in the industry.

     To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products.

     The Sponsor is also principal underwriter of the registered open-end investment companies set forth herein under "Accumulation Plan" as well as for the Golden Rainbow A James Advised Mutual Fund, and acted as co-managing underwriter of Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc. Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., and the Nuveen Select Quality Municipal Fund, Inc., Nuveen California Select Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Municipal Income Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income Portfolio 2, Nuveen Insured California Select Tax-Free Income Portfolio, Nuveen Insured New York Select Tax-Free Income Portfolio, Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Tax-Free Income Portfolio 3, Nuveen Select Maturities Municipal Fund, Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Premium Income Municipal Fund 4, Inc., Nuveen Pennsylvania Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Washington Premium Income Municipal Fund, Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen

Insured Premium Income Municipal Fund 2, all registered closed-end management investment companies. These registered open-end and closed-end investment companies currently have approximately $35 billion in securities under management. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains 8 regional offices.

     To help advisers and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Trust's sponsor, John Nuveen & Co. Incorporated, may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

     The Sponsor offers a program of advertising support to registered broker-dealer firms, banks and bank affiliates ("Firms") that sell Trust Units or shares of Nuveen Open-End Mutual Funds (excluding money-market funds) ("Funds"). Under this program, the Sponsor will pay or reimburse the Firm for up to one half of specified media costs incurred in the placement of advertisements which jointly feature the Firm and the Nuveen Funds and Trusts. Reimbursements to the Firm will be based on the number of the Firm's registered representatives who have sold Fund Shares and/or Trust Units during the prior calendar year according to an established schedule. Reimbursements under this program will be made by the Sponsor and not by the Funds or Trusts.

Risk Factors

     An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general conditions of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust(s) have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in a Trust may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

     Holders of common stock incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

     Foreign Securities Risks. Certain of the Securities in one or more of the Trusts are of foreign issuers, and therefore, an investment in such a Trust involves some investment risks that are different in some respects from an investment in a Trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the Securities included in the Trust, the Sponsor believes that adequate information will be available to allow the Sponsor to provide portfolio surveillance.

     Certain of the Securities in one or more of the Trusts are in ADR or GDR form. ADRs, which evidence American Depositary Receipts and GDRs, which evidence Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Shares and Global Depositary Shares (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

     Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the Securities that are Depositary Receipts, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the Securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     On January 1, 1999, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain (eleven of the fifteen member countries of the European Union ("EU")) are scheduled to establish fixed conversion rates between their existing sovereign currencies and the euro. On such date the euro is expected to become the official currency of these eleven countries. As of January 1, 1999, the participating countries will no longer control their own monetary policies by directing independent interest rates for their currencies. Instead, the authority to direct monetary policy, including money supply and official interest rates for the euro, will be exercised by the new European Central Bank. The conversion of the national currencies of the participating countries to the euro could negatively impact the market rate of the exchange between such currencies (or the newly created euro) and the U.S. dollar. In addition, European corporations, and other entities with significant markets or operations in Europe (whether or not in the participating countries), face strategic challenges as these entities adapt to a single trans-national currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; effect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The Sponsor is unable to predict what impact, if any, the euro conversion will have on any of the issuers of Securities contained in the Trust.

     Communications/Bandwidth Sector Portfolio. An investment in Units of the Communications/Bandwidth Sector Portfolio should be made with an understanding of the problems and risks inherent in the communications sector in general.

     The market for high-technology communications products and services is characterized by rapidly changing technology, intense competition, rapid product and service obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

     Certain of the companies represented in the Trust are engaged in fierce competition for a share of the market of their products. Due to the competitive pressures, the stocks of these companies are subject to rapid price volatility. Also, the communications industry is generally subject to governmental regulation. However, as market forces develop, the government is expected to continue to deregulate the communications industry, further promoting vigorous economic competition and resulting in the rapid development of new communications technologies.

     Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. The above factors could adversely affect the value of the Trust's Units.

     Internet Sector Portfolio. An investment in Units of the Internet Sector Portfolio should be made with an understanding of the problems and risks inherent in the technology sectors in general.

     Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer-related equipment, computer networks, communications systems, telecommunications products, electronic products and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product and service obsolescence, cyclical market patterns, intense competition, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

     Based on the trading history of technology stocks, factors such as the announcement of new products, the development of new technologies or the general condition of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem Units at a price equal to or greater than the original price paid for such Units.

     Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

     Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Portfolio. The above factors could adversely affect the value of the Trust's Units.

                       Contents of Registration Statement


A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

          Insurer/Policy No.                                Amount

          Reliance Insurance Company
          B 262 6895                                      $26,000,000

B. This Registration Statement comprises the following papers and documents:

                               The facing sheet

                                The Prospectus

                                The signatures


                             Consents of Counsel

                            The following exhibits:

1.1(a) Copy of Standard Terms and Conditions of Trust for Nuveen Unit Trust, Series 4 and certain subsequent series, effective May 29, 1997 between John Nuveen & Co. Incorporated, Depositor and The Chase Manhattan Bank, Trustee and Evaluator (incorporated by reference to Amendment No. 1 to Form S-6 (File No. 333-25225) filed on behalf of Nuveen Unit Trusts, Series 4).

1.1(b)  Trust Indenture and Agreement (to be supplied by amendment).

1.2* Copy of Certificate of Incorporation, as amended, of John Nuveen & Co, Incorporated, Depositor.

1.3** Copy of amendment of Certificate of Incorporation changing name of Depositor to John Nuveen & Co. Incorporated.

2.1 Copy of Certificate of Ownership (Included in Exhibit 1.1(a), and incorporated herein by reference).

3.1 Opinion of counsel as to legality of securities being registered (to be supplied by amendment).

--------------------
/*/ Incorporated by reference to Form N-8B-2 (File No. 811-1547) filed on behalf of Nuveen Tax-Free Unit Trust, Series 16.

/**/ Incorporated by reference to Form N-8B-2 (File No. 811-2198) on behalf on Nuveen Tax-Free Unit Trust, Series 37.

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion of counsel as to New York income tax status of securities being registered (to be supplied by amendment).

3.4 Opinion of counsel as to advancement of funds by Trustees (to be supplied by amendment).

4.2   Consent of The Chase Manhattan Bank (to be supplied by amendment).

4.4   Consent of Arthur Andersen LLP (to be supplied by amendment).

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Exhibit E to Form N-8B-2 (File No. 811-08103) filed on March 20, 1997 on behalf of Nuveen Unit Trusts, Series 1 and subsequent Series).


C.    Explanatory Note

      This Registration Statement may contain multiple separate prospectuses. Each propectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement.

D.    Undertakings

     (1) With the exception of the information included in the appendices to the Information Supplement, which will vary depending upon the make-up of a Fund or updated to reflect current events, any amendment to a Fund's Information Supplement will be subject to the review of the staff of the Securities and Exchange Commission prior to distribution; and

     (2) The Information Supplement to the Trust will not include third party financial information.

                                  Signatures
                                  ----------

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trusts, Series 31 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 22nd day of January, 1999.

                                        NUVEEN UNIT TRUSTS, SERIES 31
                                                  (Registrant)


                                        By  JOHN NUVEEN & CO. INCORPORATED
                                                  (Depositor)



                                        By /s/   H. William Stabenow
                                           -------------------------------
                                                 Vice President


                                        Attest /s/   Karen L. Healy
                                               ---------------------------
                                                 Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


       Signature                      Title*                       Date
       ---------                      ------                       ----
Timothy R. Schwertfeger    Chairman, Board of Directors   )
                           Chief Executive Officer        )
                           and Director                   )
                                                          )
Anthony T. Dean            President, Chief Operating     )
                           Officer and Director           )
                                                          )  /s/ Larry W. Martin
John P. Amboian            Chief Financial Officer and    )  ------------------
                           Executive Vice President       )   Larry W. Martin
                                                          )  Attorney-in-Fact**
Margaret E. Wilson         Vice President and             )
                           Controller                     )   January 22, 1999
                                                          )

----------

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

**The powers of attorney for Messrs. Amboian, Dean and Schwertfeger were filed as Exhibit 6 to Form N-8B-2 (File No. 811-08103) and for Ms. Wilson as Exhibit 6.2 to Nuveen Unit Trusts, Series 12 (File No. 333-49197).

                   Consent of Independent Public Accountants

The consent of Arthur Andersen LLP to the use of its report and to the reference to such firm in the Prospectus included in this Registration Statement will be filed as Exhibit 4.4 to the Registration Statement.

                         Consent of Chapman and Cutler

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                      Consent of The Chase Manhattan Bank

The consent of The Chase Manhattan Bank to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.2 to the Registration Statement.

                     Consent of Carter, Ledyard & Milburn

The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 3.3 to the Registration Statement.